Exhibit 99.1

ARIS MINING REPORTS Q3 2023 FINANCIAL AND OPERATING RESULTS: NET EARNINGS OF $12.4M, ADJUSTED EBITDA(1) OF $41.6M

VANCOUVER, BC, Nov. 8, 2023 /CNW/ - Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS) (NYSE-A: ARMN) announces financial and operating results for the three and nine months ended September 30, 2023 (Q3 2023 and YTD 2023). All amounts are in US dollars unless otherwise indicated.

	Q3 2023	YTD 2023
Gold Production	60,193 ounces	165,099 ounces
AISC/oz1	$1,286	$1,247
EBITDA[1]	$38.8M	$90.4M
Adjusted EBITDA[1]	$41.6M	$119.7M
Net earnings	$12.4M ($0.09/share)	$15.3M ($0.11/share)
Adjusted earnings[1]	$14.4M ($0.11/share)	$40.4M ($0.30/share)

Aris Mining CEO Neil Woodyer stated: "During Q3 2023, our high-grade Segovia Operations delivered strong results contributing to total gold production of 60,193 ounces, an 11% increase over Q2 2023.  Aris Mining is firmly on track to achieve our 2023 production guidance of 220,000 to 240,000 ounces. Over the nine months ended September 30, our mines generated $54.9 million in free cash flow from operations1 which funded $55.5 million in growth and expansion investments. We ended Q3 2023 with cash and cash-equivalents of $211 million.

In September 2023, we commenced construction of the Marmato Lower Mine and spending is expected to ramp up as construction progresses into 2024. This project is fully funded from our current cash, operating cash flow, and dedicated stream financing.  This new underground mine will provide access to the wider and large-scale porphyry mineralization below the currently operating Upper Mine, which allows for more efficient bulk mining methods in the Lower Mine. Additionally, we have completed $10.5 million of a planned $17 million strategic exploration and infill drill program at the Segovia Operations. Segovia has a history of expanding its gold mineral resources and the recent estimate announced last week signifies a leap forward, as the current measured and indicated mineral resource has surged by 114% to reach 3.6 million ounces at 14.34 g/t Au (see News Release - November 2, 2023). We are now in the process of updating the mineral reserve estimates, which is expected by the end of November."

Operations Review – Segovia Operations

	Q3 2023	Q2 2023	YTD 2023
Tonnes milled (t)	163,205	154,105	467,274
Average tonnes milled per day (tpd)	1,898	1,813	1,832
Average gold grade processed (g/t)	10.77	10.13	10.34
Gold produced (ounces)	53,826	47,882	148,221
Cash costs ($/ounce sold)[1]	954	926	901
AISC – owner operated mining ($/ounce sold)[1]	1,108	932	1,064
AISC – partner operated mining ($/ounce sold)[2,1]	1,308	1,339	1,235
AISC – total ($/ounce sold)[1]	1,194	1,111	1,139
_________________
[1] AISC ($ per oz sold), EBITDA, adjusted EBITDA, adjusted earning, free cash flow and cash costs are non-IFRS financial measures in this document. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Refer to the Non-IFRS Measures section and the table titled "Quarterly and YTD Cashflow generation" below for a reconciliation of these measures to the most directly comparable financial measure disclosed in the Company's Q3 2023 interim financial statements.
[2] Partner-operating mining encompasses contractor workforce as well as the acquisition of mill-feed from artisanal and small-scale miner units.

Aris Mining Quarterly and YTD Cashflow Generation – 2023 (US$ million)

	Q3 2023	Q2 2023	Q1 2023	YTD 2023
Gold revenue	$ 113.0	$ 106.2	$ 91.9	$ 311.1
Total cash costs, royalties & social contributions	(67.3)	(62.5)	(51.1)	(180.9)
Sustaining capital – Segovia infill exploration program	(1.3)	(0.3)	(0.8)	(2.5)
Sustaining capital – other	(7.4)	(4.1)	(7.7)	(19.1)
All in sustaining margin	37.0	39.3	32.2	108.5

Taxes paid	-	(52.4)	-	(52.4)
General and administration expenses	(3.9)	(4.1)	(2.2)	(10.3)
Change in working capital, impact of foreign exchange	3.2	22.9	(17.0)	9.1
Free cash flow from operations	36.3	5.7	12.9	54.9

Expansion and growth capital[1] at:
Marmato Upper Mine & Lower Mine	(14.2)	(6.8)	(4.6)	(25.5)
Segovia Operations – regional exploration program	(2.6)	(2.9)	(2.5)	(8.0)
Segovia Operations – other	(4.0)	(4.7)	(0.1)	(8.8)
Toroparu Project	(3.9)	(4.6)	(4.7)	(13.2)
Total expansion and growth capital	(24.6)	(19.0)	(11.9)	(55.5)
Free cashflow from operations after expansion capital	11.7	(13.4)	1.0	(0.60)

Proceeds from warrant/option exercises	0.3	1.6	0.4	2.3
Soto Norte, deferred payment to Mubadala	-	-	(50.0)	(50.0)
Repayment of Gold-linked Notes	(1.8)	(1.8)	(1.8)	(5.5)
Contributions to Soto Norte joint venture	(1.4)	(1.2)	(1.1)	(3.7)
Participation in Denarius Metals rights offering	-	-	(1.1)	(1.1)
Interest (paid), net of interest income	(12.3)	(0.2)	(17.5)	(29.9)
Net change in cash	(3.5)	(15.0)	(70.1)	(88.6)
Opening balance at the beginning of the period	214.3	229.3	299.5	299.5
Closing balance at the end of the period	$ 210.8	$ 214.3	$ 229.3	$ 210.8

[1] AISC ($ per oz sold), EBITDA, adjusted EBITDA, adjusted earning, free cash flow and cash costs are non-IFRS financial measures in this document. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Refer to the Non-IFRS Measures section and the table titled "Quarterly and YTD Cashflow generation" below for a reconciliation of these measures to the most directly comparable financial measure disclosed in the Company's Q3 2023 interim financial statements.

Mineral Resource Estimates (MRE) – Segovia Operations

Effective date	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes	Grade Au	Oz Au	Tonnes	Grade Au	Oz Au	Tonnes	Grade Au	Oz Au	Tonnes	Grade Au	Oz Au
	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
September 30, 2023 (2023 MRE) December 31, 2022 (2022 MRE)	4,114 405	14.31 15.39	1,893 200	3,754 4,569	14.38 10.16	1,736 1,492	7,869 4,974	14.34 10.58	3,629 1,692	4,682 5,325	12.11 9.44	1,823 1,616
2023 MRE / 2022 MRE (koz or %)								+36%	+1,937 +114%		+28%	+207 +13%

Notes:

•          Mineral resources are inclusive of mineral reserves.

•          Mineral resources are not mineral reserves and have no demonstrated economic viability

•          There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the mineral resource estimate.

•          Totals may not add due to rounding.

2023 MRE Notes:

•         A gold price of US$1,850 per ounce was used for the 2023 MRE.

•         The 2023 MRE utilized a gold cut-off grade of between 2.80 g/t and 3.12 g/t depending on mineral resource area.
          The cut-off grade values were applied to vein grades diluted to a minimum height of one vertical metre.

•         The 2023 MRE was prepared by Pamela De Mark, P. Geo., Senior Vice President of Geology and Exploration of Aris Mining.

2022 MRE Notes:

•          The mineral resource estimate used a US$ gold price per ounce of $1,850 to determine a gold cut-off grade of 2.65 g/t and used a minimum mining width of 1.0 m.

Aris Mining's Q3 2023 interim financial statements and related MD&A are available on SEDAR+, in its filings with the U.S. Securities and Exchange Commission (the SEC), and in the Financials section of Aris Mining's website here.

Q3 2023 Conference Call Details

Management will host a conference call and webcast on Thursday, November 9, 2023 at 9:30 am PT / 12:30 pm ET.
Webcast link:                        https://services.choruscall.ca/links/arismining2023q3.html

Participants can pre-register to join the call automatically, at:

https://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10022576&linkSecurityString=1a2bc09050

Replay Dial-in:                      Canada/USA      +1.800.319.6413
                                              International     +1.604.638.9010
                                              Replay access code 0482

After the conference call, a replay of the event will be available at Aris Mining Corporation - Investors - Events & Presentations (aris-mining.com).

About Aris Mining

Aris Mining is a gold producer in the Americas with a growth-oriented strategy. In Colombia, Aris Mining operates several high-grade underground mines at its Segovia Operations and the Marmato Mine, which together produced 235,000 ounces of gold in 2022. Aris Mining is currently advancing construction of the Marmato Lower Mine Expansion project, which will provide access to wider porphyry mineralization below the current Upper Mine. Aris Mining also operates the Soto Norte Project joint venture, where environmental licensing is advancing to develop a new underground gold, silver and copper mine. In Guyana, Aris Mining is advancing the Toroparu Project, a gold/copper project. Aris Mining plans to pursue acquisitions and other growth opportunities to unlock value creation from scale and diversification.

Aris Mining promotes the formalization of artisanal and small-scale mining as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Cautionary Language

Non-IFRS Measures

Free cash flow, cash costs ($ per oz sold), AISC ($ per oz sold), EBITDA, adjusted EBITDA, adjusted (loss)/earnings and expenditures on growth capital are non-IFRS financial measures and non-IFRS ratios. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. For full details on these measures and ratios refer to the "Non-IFRS Measures" section of the Company's Management's Discussion and Analysis for the three months and nine months ended September 30, 2023 (MD&A). The MD&A is incorporated by reference into this news release and is available on the Company's profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov .

The tables below reconcile the non-IFRS financial measures contained in this news release for the current and comparative periods to the most directly comparable financial measure disclosed in the Company's Q3 2023 interim financial statements.

Total cash costs

	Segovia Operations			Total Operations
	Three months ended,		Nine months ended,	Three months ended,		Nine months ended,
($000s except per ounce amounts)	Sept 30, 2023	Jun 30, 2023	Sept 30, 2023	Sept 30, 2023	Jun 30, 2023	Sept 30, 2023
Total gold sold (ounces)	52,627	48,381	145,916	59,040	54,228	162,426
Cost of sales[1]	56,543	51,030	151,656	68,534	62,947	185,186
Less: royalties[1]	(3,202)	(3,488)	(9,350)	(4,189)	(4,615)	(12,214)
Less: by-product revenue[1]	(3,153)	(2,755)	(10,785)	(3,514)	(3,077)	(11,634)
Less: other adjustments	—	—	—	(190)	—	(113)
Total cash costs	50,188	44,787	131,521	60,641	55,255	161,225
Total cash costs ($ per oz gold sold)	954	926	901	1,027	1,019	993

1. As presented in the Interim Financial Statements and notes for the respective periods.

All-in sustaining costs (AISC)

	Segovia Operations			Total Operations
	Three months ended,		Nine months ended,	Three months ended,		Nine months ended,
($000s except per ounce amounts)	Sept 30, 2023	Jun 30, 2023	Sept 30, 2023	Sept 30, 2023	Jun 30, 2023	Sept 30, 2023
Total gold sold (ounces)	52,627	48,381	145,916	59,040	54,228	162,426
Total cash costs	50,188	44,787	131,521	60,641	55,255	161,225
Add: royalties[1]	3,202	3,488	9,350	4,189	4,615	12,214
Add: social programs[1]	2,249	2,419	7,072	2,434	2,666	7,504
Add: sustaining capital expenditures	6,685	2,450	16,467	8,143	3,812	19,822
Add: lease payments on sustaining capital	507	588	1,750	507	588	1,750
Total cash costs	62,831	53,732	166,160	75,913	66,936	202,515
Total cash costs ($ per oz gold sold)	1,194	1,111	1,139	1,286	1,234	1,247

1. As presented in the Interim Financial Statements and notes for the respective periods.

The table below reconciles the cash cost per ounce sold and the AISC per ounce sold for ore sourced from owner-operated mines and other partner-operated mines to the totals for the consolidated Segovia Operations:

	Three months ended September 30, 2023			Nine months ended September 30, 2023
	Owner Operated mining[1]	Partner	Total	Owner Operated mining[1]	Partner	Total
		Operated mining[2]	Segovia		Operated mining[2]	Segovia
Attributable gold sold (ounces)	30,030	22,597	52,627	82,164	63,752	145,916
Total cash costs ($'000)[3]	23,602	26,586	50,188	60,436	71,085	131,521
Cash cost per ounce sold ($/ounce)[3]	$786	$1,177	$954	$736	$1,115	$901
All-in sustaining costs ($'000)[3]	33,279	29,553	62,831	87,451	78,709	166,160
AISC cost per ounce sold ($/ounce)[3]	$1,108	$1,308	$1,194	$1,064	$1,235	$1,139

				Three months ended June 30, 2023
				Owner Operated mining[1]	Partner Operated mining[2]	Total Segovia
Attributable gold sold (ounces)				27,168	21,213	48,381
Total cash costs ($'000)[3]				19,105	25,681	44,787
Cash cost per ounce sold ($/ounce)[3]				$ 703	$ 1,211	$ 926
All-in sustaining costs ($'000)[3]				25,317	28,414	53,731
AISC cost per ounce sold ($/ounce)[3]				$ 932	$ 1,339	$ 1,111

1.	Includes Company-operated areas within the mines, utilizing owner-managed labour.
2.	Comprises contractor-operated and other small-scale mining operations within and outside of the Company's mining title that are operated by miners under contract to deliver the mill feed mined to the Company's Maria Dama plant for processing.
3.	Refer to the Non-IFRS Measures section for full details on cash costs ($ per oz sold) and AISC ($ per oz sold). Comparative cash cost and AISC values have been adjusted from amounts previously disclosed following a change in the methodology used to calculate total cash costs ($ per oz sold) and AISC ($ per oz sold) in Q3 of 2022.

Additions to mineral interests, plant and equipment

	Three months ended,		Nine months ended,
($'000)	Sept 30, 2023	June 30, 2023	Sept 30, 2023
Sustaining capital
Segovia Operations	6,685	2,450	16,467
Marmato Upper Mine	1,457	1,362	3,355
Total	8,143	3,812	19,822
Non-sustaining growth capital
Segovia Operations	6,569	7,638	16,849
Toroparu Project	3,874	4,625	13,189
Marmato Lower Mine	8,413	6,126	18,420
Marmato Upper Mine	5,737	645	7,063
Juby Project	-	-	33
Total	24,594	19,034	55,554
Total Additions[1]	32,736	22,846	75,376

1. As presented in the Interim Financial Statements and notes for the respective periods

Earnings before interest, taxes, depreciation, and amortization (EBITDA) and adjusted EBITDA

	Three months ended,		Nine months ended,
($000s)	Sept 30, 2023	June 30, 2023	Sept 30, 2023
Earnings (loss) before tax[1]	24,765	17,283	48,798
Add back:
Depreciation and depletion[1]	10,938	8,825	27,409
Finance income[1]	(3,672)	(2,358)	(8,203)
Interest and accretion[1]	6,757	6,746	22,384
EBITDA	38,787	30,496	90,388
Add back:
Acquisition and restructuring costs	-	-	-
Share-based compensation[1]	528	459	2,134
Revaluation of investments (Denarius) [1]	-	10,023	10,023
Loss from equity accounting in investee[1]	(1,063)	1,427	3,605
(Gain) loss on financial instruments[1]	1,017	(10,114)	1,713
Foreign exchange (gain) loss[1]	2,285	7,237	11,865
Adjusted EBITDA	41,555	39,528	119,729
1. As presented in the Interim Financial Statements and notes for the respective periods.

Adjusted net earnings and adjusted net earnings per share

	Three months ended,		Nine months ended,
($000s except shares amount)	Sept 30, 2023	June 30, 2023	Sept 30, 2023
Basic weighted average shares outstanding	137,192,545	136,229,686	136,710,913
Diluted weighted average shares outstanding	137,484,041	140,289,533	140,898,277
Net earnings (loss)[1]	12,443	8,258	15,299
Add back:
Acquisition and restructuring costs	-	-	-
Share-based compensation[1]	528	459	2,134
Revaluation of investments (Aris Gold/Denarius) [1]	-	10,023	10,023
(Income) loss from equity accounting in investee[1]	(1,063)	1,427	3,605
(Gain) loss on financial instruments[1]	1,017	(10,114)	1,713
Foreign exchange (gain) loss[1]	2,285	7,237	11,865
Income tax effect on adjustments	(796)	(2,453)	(4,213)
Adjusted net (loss) / earnings	14,414	14,837	40,426
Per share – basic ($/share)	0.11	0.11	0.30

1. As presented in the Interim Financial Statements and notes for the respective periods.

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the Company being on track to achieve its 2023 production guidance, the expected benefits and timing related to the Marmato Lower Mine expansion, plans with respect to updating the mineral resource and reserve estimates and the timing thereof and the Company's plans and strategies are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this presentation.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 31, 2023 and in the section entitled "Risks and Uncertainties" in the MD&A, which are both available on SEDAR+ at www.sedarplus.ca and in the Company's filings with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

This news release contains information that may constitute future-orientated financial information or financial outlook information (collectively, FOFI) about the Company's prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company's actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company's future operations and management's current expectations relating to the Company's future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this news release. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

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For further information: Aris Mining contacts: Tyron Breytenbach, Senior Vice President, Capital Markets, +1 416.399.2739, info@aris-mining.com; Kettina Cordero, Vice President, Investor Relations, + 604.417.2574

CO: Aris Mining Corporation

CNW 18:51e 08-NOV-23